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                                   Exhibit 4.2

                                    UST CORP.

                       RESTATED DIVIDEND REINVESTMENT PLAN

                 ARTICLE I - DESIGNATION AND PURPOSE OF THE PLAN

         The Dividend Reinvestment Plan set forth herein shall be known as the UST Corp. Dividend Reinvestment Plan ("Plan"). The purpose of the Plan is to provide holders of record and certain beneficial owners of the Common Stock of UST Corp. (the "Company") with a method of investing cash dividends and optional cash payments in additional shares of Common Stock.

                           ARTICLE II - ADMINISTRATION

         2.1 United States Trust Company, a bank subsidiary of the Company, is the agent ("Agent") for the Plan and will administer the Plan for participants, keep records, send quarterly statements of account to participants and perform other duties relating to the Plan.

         2.2 Shares of Common Stock purchased under the Plan will be registered in the name of United States Trust Company as Agent for participants in the Plan prior to allocation to participants' accounts.

         2.3 The Company will pay for all costs of administration of the Plan.

                            ARTICLE III - ELIGIBILITY

         3.1 All holders of record of shares of Common Stock are eligible to participate in the Plan. To be eligible for participation in the Plan, beneficial owners of shares of Common Stock whose shares are registered in names other than their own must become stockholders of record by having the shares transferred into their names or they may request their holders of record to participate on their behalf.

         3.2 A stockholder may join the Plan at any time by signing an Authorization Form and returning it to the Agent.

         3.3 The Company shall provide a stockholder with an Authorization Form upon request.